Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 20, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 19, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Allspring Funds Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Allspring High Yield Municipal Bond Fund - ETF Class

Allspring Short-Term High Income Fund - ETF Class

Allspring Strategic Municipal Bond Fund - ETF Class

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi